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                          EXHIBIT 99.39

                  INTERSTATE COMMERCE COMMISSION
                     Finance Docket No. 32133

    UNION PACIFIC CORPORATION, UNION PACIFIC RAILROAD COMPANY
     AND MISSOURI PACIFIC RAILROAD COMPANY--CONTROL--CHICAGO
     AND NORTH WESTERN TRANSPORTATION COMPANY AND CHICAGO AND
                  NORTH WESTERN RAILWAY COMPANY

                         Decision No. 26

                      Decided: April 4, 1995

                           INTRODUCTION

     In Decision No. 25 in this proceeding, served on March 7, 1995, the Commission approved the proposed common control of Union Pacific Railroad Company (UPRR), Missouri Pacific Railroad Company
(MPRR), and Chicago and North Western Railway Company (CNW), as requested by those entities, Union Pacific Corporation (UPC), and Chicago and North Western Transportation Company (Holdings) (collectively, the primary applicants).(1)

     We imposed certain conditions on our approval of common control. One required the termination of certain contractual provisions contained in joint facility agreements governing two line segments (the Polo and Clinton segments) along Soo Line Railroad Company's (Soo) Twin Cities-Kansas City route. The provisions grant CNW (soon to be controlled by UP) the right to veto any attempt by Soo to transfer an interest in those segments to another carrier or to grant another railroad access to them by virtue of trackage or haulage rights. The Commission determined that if the veto power remained, the proposed common control of UP and CNW would have an anticompetitive impact in the Upper Midwest-South Central corridor, because the veto power would interfere with Soo's ability to provide an effective competitive response to the UP/CNW system.

     In Decision No. 25, we directed CNW and Soo, by March 17, 1995, either to (1) submit jointly the agreed-upon details of the lifting of the veto power on the Polo and Clinton line segments, or
(2) in the event they were unable to agree to the terms of Soo's condition, each submit its own proposal as to how it would implement Soo's condition. The Commission would then have time to choose the better of the proposals and make it effective on the date that Decision No. 25 is effective. The primary applicants and

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(1) In this decision, we will refer to the primary applicants in their separate capacities as UP and CNW.

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S00 both filed their proposals with the Commission on March 17,
1995. The primary applicants designated their pleading as UP/CNW-132; Soo designated its pleading as S00-9. On March 23, 1995, Soo submitted a pleading entitled "Reply of Soo Line Railroad Company to Applicants' Submission as to Implementation of Soo Condition." (S00-10). On March 24, 1995, the primary applicants filed a pleading entitled "Applicants' Reply as to Implementation of Soo Condition." (UP/CNW-133).(2)

             ARGUMENTS AND PROPOSAL SUBMITTED BY THE
                      PRIMARY APPLICANTS(3)

     The primary applicants note that Soo's Kansas City-Chicago line includes two joint facilities with CNW, the Polo facility and the Clinton facility. The Polo facility consists of 37 miles of paired tracks, one of which CNW owns and the other of which Soo owns, and 5 miles of jointly-owned track. Currently, neither Soo nor CNW can transfer its interest in the Polo facility, or admit other railroads to the facility via trackage or haulage rights, without the other's consent. The Clinton facility is an interlocker and a 1400-foot approach track, both of which CNW owns. Currently, Soo cannot admit third parties to the Clinton facility or transfer its rights under the agreement without CNW's permis-sion.

     According to the primary applicants, Soo has already acknowl-edged that CNW, as an independent railroad not controlled by UP, already had an incentive to veto Soo's admission of third parties to the joint facilities. In fact, CNW did veto a sale of Soo's line to SP. The primary applicants state that Soo contended in this proceeding that UP/CNW common control would have an anticompetitive effect because it would increase the amount of traffic as to which a UP/CNW system would have a veto incentive. The primary applicants contend that Soo argued that the broader veto incentive would reduce Soo's ability to work with connections at Kansas City to provide new seamless competitive responses to UP/CNW single-line or near-single-line service in the Upper

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(2) On March 27, 1995, the Iowa Department of Transpor-
    tation (IADOT) also submitted a pleading entitled
    "Reply of the Iowa Department of Transportation to Proposed Terms for Implementation of Polo/Clinton
    Condition." IADOT supports implementation of Soo's proposal, and rejection of the primary applicants'

(3) The arguments discussion in this section come from both UP/CNW-132 and UP/CNW-133.

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Midwest-South Central market.  The primary applicants argue that it was to alleviate this competitive problem that Soo proposed that the Commission require the primary applicants to negotiate

"appropriate" modifications to the Polo and Clinton agreements.

     The primary applicants allege that they have met with Soo and attempted to reach agreement as to the terms for implementation of the condition, and have reached agreement as to a number of matters, but have thus far been unable to agree as to certain issues regarding the scope of the condition.(4) The primary appli-cants propose several terms to implement the Soo condition. They note that their suggested terms for the two facilities are substantially identical, differing only as necessary to reflect the fact that, in contrast to the Polo facility, where CNW and Soo each currently have ownership interests and veto rights, CNW owns 100% of the Clinton facility and Soo does not have any right to veto sales by CNW of the Clinton facility or admissions by CNW of third railroads to it. The primary applicants' proposal is as follows:

     As to the Polo Facility:

     1. Subject to the provisions of paragraphs 2-5 below, Soo or CNW may, without the consent of the other, (a) transfer its interest in the facility and its rights under this Agreement; (b) grant trackage rights over the facility; and (c) handle traffic over the facility for the account of others via haulage.

     2. Soo or CNW may transfer its interest in the facility and its rights under this Agreement or grant access to the facility via trackage rights or haulage, without the

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(4) The primary applicants are concerned, they allege,
    because after the issuance of Decision No. 25, UPC and Holdings agreed on the terms of an acquisition transaction under which UP Rail, Inc., a subsidiary of UPC, will tender for all of the common stock of Holdings at $35 per share, and will then be merged into Holdings. The tender offer is to be consummat-ed on April 21, 1995, and its consummation is condi-tioned on the finality of the Commission's control order. Since the primary applicants are moving quickly to achieve the benefits of control, they allege that it is important that the Soo condition become effective on April 6, 1995, and ask that the Commission resolve disputes about the Soo condition by that date.

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          consent of the other, (a) only to railroads that operate
          south from Kansas City (i.e., Burlington Northern (BN), Kansas City Southern (KCS), Santa Fe, Southern Pacific
          (SP), UP and any future successors to their lines south from Kansas City), and (b) only to handle traffic that moves between a point in the Upper Midwest not served by the other party, or the Twin Cities or Chicago, on the one hand, and a point in the South Central region, on the other hand. "Upper Midwest" means Montana, North Dakota, South Dakota(5), Minnesota, Iowa, Wisconsin and Illinois, and U.S.-Canada rail gateways located in Montana, North Dakota, Minnesota, and Wisconsin. The "South Central" region means Kansas, Oklahoma, Texas, Missouri, Arkansas, Louisiana, Tennessee and Mississippi, and the U.S.-Mexico border crossings located in Texas.

     3. For traffic that Soo or CNW admits to the facility via trackage rights or haulage, the other party shall receive a fee of $3.15 per car, escalated using RCAF (unadjust-ed), any successor index, or, if there is no successor index, an agreed index.

     4. One party's admission of additional users to the facility must not impede the other party's ability to operate over the facility. One party's admission of a user shall be conclusively presumed not to impede the other party's ability to operate if the total projected number of trains of all railroads using the facility, over a 30-day period, following said admission shall not exceed an average of 35 per day. Improvements necessary to accommodate admitted parties must be paid for solely by the admitting party, and shall be owned by the party on whose right-of-way they are constructed, or in the case of jointly-owned right-of-way, shall be jointly owned by CNW and Soo; the cost of maintaining such improvements shall be shared in the same fashion as all maintenance costs under this Agreement.

     5. The traffic of any railroad admitted to the facilities via trackage rights or haulage shall be accounted for as if it were the traffic of the admitting party, and the

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(5) The primary applicants did not originally include
    South Dakota in their definition of "Upper Midwest."
    Soo pointed this out (SOO-10 at 14), and the primary applicants amended the definition to include South
    Dakota (UP/CNW-33 at 8).

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          admitting party shall be jointly and severally liable,
          together with the admitted railroad, to the non-admitting party for M&O payment and liability associated with that traffic, and for the fee provided for in paragraph 3 above. The admitting party shall collect these sums from the admitted railroad and remit them to the non-admitting party; however, the non-admitting party shall be free to proceed directly against the admitted railroad. The admitted railroad must agree to be bound by all the terms of this Agreement. The rights of an admitted railroad or a railroad to which Soo or CNW transfers its interest in the facilities and its rights under this Agreement shall be no greater than the rights under this Agreement of the admitting or transferring party.

     As to the Clinton Facility:

     1. Subject to the provisions of paragraphs 2-5 below, Soo may, without the consent of CNW, (a) transfer its rights under this Agreement; (b) grant trackage rights over the facility; and (c) handle traffic over the facility for the account of others via haulage.

     2. Soo may transfer its rights under this Agreement or grant access to the facility via trackage rights or haulage, without the consent of CNW, only to railroads that operate south from Kansas City (i.e., BN, KCS, Santa Fe, SP, UP and any future successors to their lines south from Kansas City), and only to handle traffic that moves between a point in the Upper Midwest not served by the other party, or the Twin Cities or Chicago, on the one hand, and a point in the South Central region, on the other hand. "Upper Midwest" means Montana, North Dakota, South Dakota, Minnesota, Iowa, Wisconsin and Illinois, and U.S.-Canada rail gateways located in Montana, North Dakota, Minnesota, and Wisconsin. The "South Central" region means Kansas, Oklahoma, Texas, Missouri, Arkansas, Louisiana, Tennessee and Mississippi, and the U.S.-Mexico border crossings located in Texas.

     3. For traffic that Soo admits to the facility via trackage rights or haulage, CNW shall receive a fee of $0.10 per car, escalated using RCAF (unadjusted), any successor index, or, if there is no successor index, an agreed index.

     4. Soo's admission of additional users to the facility must not impede CNW's ability to operate over the facility.

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          Soo's admission of a user shall be conclusively presumed
          not to impede CNW's ability to operate if the total projected number of trains of all railroads using the facility, over a 30-day period, following said admission shall not exceed an average of 35 per day. Improvements necessary to accommodate parties admitted by Soo shall be paid for solely by Soo, and shall be owned and maintained by CNW, with maintenance costs apportioned as presently provided for in the Agreement.

     5. The traffic of any railroad that Soo admits to the facilities via trackage rights or haulage shall be accounted for as if it were the traffic of Soo, and Soo shall be jointly and severally liable, together with the admitted railroad, to CNW for M&O payments and liability associated with that traffic, and for the fee provided for in paragraph 3 above. Soo shall collect these sums from the admitted railroad and remit them to CNW; however, CNW shall be free to proceed directly against the admitted railroad. The admitted railroad must agree to be bound by all terms of the Agreement. The rights of a railroad admitted to the facility by Soo shall be no greater than Soo's rights under the Agreement.

          It is the primary applicants' position that these provisions fully comply with the requirements of reciprocality.
They note that Soo's veto power on the Polo facility is eliminated to the same extent as CNW's, and where Soo has an ownership interest in the Polo facility, it receives the same compensation from railroads admitted without its consent as does CNW.

          In the primary applicants' opinion, the parties agree regarding the substance of paragraphs 3, 4 and 5 pertaining to each facility. The disagreement stems from the substance of para-graph 2. The primary applicants contend that Soo, contrary to the position which it has advanced throughout this proceeding, is attempting to argue that the scope of the condition should be completely uncoupled from the scope of the competitive harm it alleged and the Commission found. According to the primary applicants, Soo is now claiming that no geographic or carrier limitations should apply to Soo's ability o transfer its interest in the joint facilities, over CNW's objection. The primary applicants state their belief that their limitations appropriately tailor the condition to the competitive harm alleged by Soo and found by the Commission, and even go beyond what is necessary to address that harm. Without the restrictions, the primary appli-cants maintain, the condition would be impermissibly overbroad.

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          The primary applicants note that the Commission has held
that conditions must be narrowly tailored to address the specific anticompetitive effect of the transaction, and must be rejected if they go beyond that purpose. According to the primary applicants, the Commission made this clear when it enumerated its criteria for the imposition of conditions to address anticompetitive consequenc-es for mergers and control transactions.(6) The primary applicants discuss cases which allegedly support their contention that the condition, without the geographic and carrier parameters they advocate, is overbroad and should be rejected.(7)

          It is the primary applicant's position that the parame-ters they recommend in paragraph 2 properly tailor the Soo condition. First, state the primary applicants, Soo expressly defined the market in which it was claiming a competitive harm as the Upper Midwest-South Central market. This is why the primary applicants specify in paragraph 2 the traffic that Soo (and, for the Polo facility, CNW) may, under the condition, allow another railroad to handle over the joint facilities without the consent of the other owner as Upper Midwest-South Central traffic.

          The primary applicants also note that CNW already had every incentive to exercise its veto power over admissions of third parties with respect to Upper Midwest traffic bound to or from points that CNW serves. The primary applicants allege that in

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(6) UP/CNW-132 at 11, citing Union Pacific Corp., Pacif-
    ic Rail System, Inc., & Union Pacific R.R. -- Con-trol -- Missouri Pacific Corp. & Missouri Pacific
    R.R., 366 I.C.C. 462, 562-65 (1982), aff'd in rele-
    vant part sub nom. Southern Pacific Transportation
    Co. v. ICC, 736 F.2d 708 (D.C. Cir. 1984), cert.
    denied, 469 U.S. 1208 (1985) (UP/MP/WP).

(7) UP/CNW-132 at 11-14, citing Santa Fe Southern Pacif-ic Corp. -- Control -- Southern Pacific Transporta-tion Co., 2 I.C.C. 2d 709, 855 (1986); Union Pacific
    Corp., Union Pacific R.R. and Missouri Pacific R.R.
    -- Control -- Missouri-Kansas-Texas R.R., 4 I.C.C.2d
    409, 437 (1988), petition for review dismissed, 883
    F.2d 1079 (D.C. Cir. 1989); Rio Grande Industries,
    Inc., SPTC Holding, Inc., & Denver & Rio Grande
    Western R.R. -- Control -- Southern Pacific Trans-portation Co., 4 I.C.C. 2d 834, 855 (1988); Wiscon-
    sin Central Transportation Corp. -- Continuance In
    Control -- Fox Valley & Western, Ltd., 9 I.C.C.2d
    233, 246 (1992) and 9 I.C.C.2d 730, 745 n.17 (1993).

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order to find a nexus between its condition and the control transaction, Soo "resorted to" arguing that, for traffic bound to or from Upper Midwest points not served by CNW, a UP-CNW system might have an incentive to veto the admission of third parties even though CNW today would not. According to the primary applicants, the Commission accepted this Soo contention in finding a nexus between the control transaction and Soo's condition request.

          The primary applicants explain that the above stated facts led to the language in paragraph 2 limiting removal of the veto power to traffic bound to or from points in the Upper Midwest not served by the other party. The primary applicants note that Chicago and the Twin Cities are also included, despite the fact that traffic to or from these CNW-served points does not fit Soo's theory of competitive harm, in order to ensure that the largest traffic points in the Upper Midwest can be served by any railroad unilaterally admitted by Soo (and, for the Polo facility, CNW), and that the condition is therefore clearly workable. Further, note the primary applicants, traffic bound to or from South Central points not served by UP is not excluded under their proposal, event though such traffic would be competitively unaffected under Soo's theory.

          According to primary applicants, Soo emphasized that its competitive claims rested on the notion that the alleged broader UP-CNW veto incentive under the Polo and Clinton Agreements would impede Soo's ability to work with its southern connections at Kansas City to match the "seamless" Upper Midwest-South Central service that UP-CNW would be able to offer. This is the reason that paragraph 2 specifies that Soo (and, for the Polo facility, CNW) may transfer its interest in the facilities or grant access to the facilities via trackage rights or haulage, without the consent of the other, only to the railroads that serve Kansas City from the south -- BN, KSC, Santa Fe, SP and UP.

            ARGUMENTS AND PROPOSAL SUBMITTED BY SOO(8)

          Soo notes that the Commission agreed with Soo that the Polo/Clinton restrictions could interfere with Soo's effecting a competitive response to the combined UP/CNW system. Soo states that the Commission determined that it would deal with that problem by "imposing a condition, as requested by Soo." (emphasis supplied by Soo). According to Soo, the Commission explicitly granted "the condition requested by Soo" and found that the condition is

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(8) The arguments discussed in this section come both
    from SOO-9 and SOO-10.

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consistent with the public interest.  Soo notes that its requested condition never referenced particular carriers or traffic move-ments. The Commission itself, Soo states, did not impose any qualifications on the condition.

          It is Soo's position that its condition requires the primary applicants to amend the Polo and Clinton Agreements "[1] to permit Soo to transfer Soo's interest in the trackage governed by those agreements, [2] to admit others to use the trackage governed by those agreements, and [3] to permit Soo to handle traffic for the account of others over the trackage governed by those agree-ments," without UP/CNW's prior consent.(9)

          According to Soo, the parties have reached no agreement regarding language to implement the Polo/Clinton condition, despite attempts to do so. Soo asserts that the draft proposal which it originally sent to CNW consisted of draft supplements to the Polo and Clinton Agreements, which allegedly implemented precisely the terms listed above and were narrowly tailored to accomplish only that purpose.

          It is Soo's position that UP, in contrast, proposed a set

of terms designed to defeat the condition rather than to implement it. Soo contends that UP exploited the Commission's order directing the parties to agree to implementing terms by seeking to renegotiate the nature of the condition itself. Soo notes that Decision No. 25 neither authorized nor permitted the parties to redefine the scope of the Polo/Clinton condition in the guise of proposing language for its implementation. According to Soo, UP designed its terms to preserve, for the most part, UP/CNW's veto power over transactions involving the Polo and Clinton lines. Soo notes that UP sought to dictate to Soo which carriers Soo may admit to the Polo/Clinton segments and what traffic those carriers can handle. Also, alleges Soo, UP insisted that the condition

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(9) Soo argues that the need for the condition is great-
    er than it was on March 7, 1995, because of UP's intention to acquire 100% of CNW's voting stock.
    Soo states that UP and CNW will provide pure "sin-gle-line" service to shippers. Therefore, argues
    Soo, its is now more important that the Polo and Clinton restrictions be removed, so that Soo can work with other carriers to compete with the "mas-sive" UP/CNW system.

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terminate, and that the veto power be restored if Soo ever sells its interest in the lines to another carrier.(10)

          It is Soo's position that these restrictions would render the Polo-Clinton condition ineffective. Soo points out that under the primary applicants' terms, UP/CNW's veto power would be removed only for traffic that:

     (1) Both originates and terminates in the Upper Midwest-South Central corridor; and

     (2) Originates or terminates in the Upper Midwest region at a point not served by CNW (except the Twin Cities and Chica-go); and

     (3)  Is handled by carriers who operate south of Kansas City
     (i.e., BN, KCS, Santa Fe, SP or UP).

          Soo states that the veto power would be preserved for all traffic that moves in or through the Upper Midwest-South Central corridor but does not originate or terminate at the particular points, or move over the lines of the particular carriers, specified by the primary applicants. Except for certain traffic originating or terminating in the Twin Cities and Chicago, the condition would not allow "seamless" competition for any traffic handled by the UP/CNW system to or from points north of Kansas City. Because Soo and UP do not presently serve any common point north of Kansas City other than Chicago, the primary applicants are essentially proposing that Soo be permitted to grant access to its Kansas City line only to a limited list of "UP-approved" carriers, and then only so long as those carriers agree not to use such access to compete with UP/CNW for traffic to/from any Midwestern station other than the Twin Cities or Chicago. Under this approach, Soo would be permitted to offer "seamless" service in competition with UP/CNW only for traffic moving to or from the Twin Cities or Chicago, and then only if the traffic is also moving to or from a point in the South Central states. Seamless service in competition with UP/CNW for traffic moving to or from any other point north of Kansas City would be prohibited.

          Soo notes that the geographic restrictions would not permit Soo and its connections to handle even the limited body of traffic that the primary applicants Claim the Commission had in

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(10) The primary applicants' proposal does not reflect
     this alleged restriction. We will assume that it is no longer at issue.

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mind when imposing the Polo/Clinton condition -- the cars that move between UP-served points and points not served by CNW. According to Soo, nearly 40% of those cars move to or from points beyond the "South Central" states. It is Soo's position that it never focused its theory of competitive harm exclusively on traffic moving between UP-served points south of Kansas City and points not served by CNW north of that gateway.

          Soo also claims that the primary applicants' proposal to extend the restrictions to a buyer of Soo's Kansas City line effectively precludes the possibility of any such sale transaction. Furthermore, it is Soo's position that the restrictions would render any grant of trackage rights to another carrier over Soo's Kansas City line incapable of being implemented. Soo maintains that the primary applicants' proposal would make viable and effi-cient trackage rights operations on Soo's Kansas City line virtually impossible, by requiring the tenant carrier to segregate "permitted" and "prohibited" freight traffic, and permitting such a carrier to handle only the limited "permitted traffic in its trains moving across the Polo or Clinton segments. This, argues Soo, would lead to disputes over interpretation and application of the restrictions which the primary applicants propose, and would require oversight of the condition by the Commission.

          Soo notes that the primary applicants could have proposed their restrictions in the evidentiary phase of this proceeding, but elected not to do so, and instead simply opposed Soo's condition. If they had submitted testimony allegedly supporting their proposed limitations during the evidentiary phase of the proceeding, Soo would have been able in its rebuttal to submit evidence addressing the impact of those proposed restrictions.


          Soo states that its proposal implements the condition in accordance with the Commission's specific parameters, and states that the proposed implementing terms which it submits should be adopted in their entirety.(11) Soo's proposal would terminate the

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(11) The Commission ordered that the Polo/Clinton condi-
     tion must (1) "Incorporate the essence of the pro-posed condition," (2) require reciprocal implemen-tation," and (3) take effect immediately upon UP's exercise of control over CNW. The Commission de-fined the essence of the proposed condition as follows:
                                           (continued...)

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veto power embodied in the Polo an Clinton agreements by deleting the provisions requiring Soo to obtain CNW's permission to admit third parties to the subject trackage or to sell Soo's interest therein. Soo would replace those provisions with language incorporating the essential terms required by Decision No. 25.

          Soo proposes the following provisions to the Polo and Clinton Agreements in order to implement the condition.(12) For the Clinton Agreement, with regard to termination of the contract provisions restricting transfer of Soo's interest in the covered trackage, Soo's proposal states:

     This Agreement shall be binding upon and inure to the benefit of the parties hereto, their respective successors, lessees and assigns. CNW and Soo each shall have the right to sell, assign, or transfer any interest or right given it under this Agreement without the consent of the other party.

          Similarly, Soo proposes amendments to the Polo Agreements eliminating the existing transfer limitations while taking account of the joint facility arrangement under those agreements:

     CNW and SOO each shall have the right to sell, assign or transfer all or any part of its interest in the tracks and

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(11) (...continued)
          The essence of the proposed condition is that Soo must be allowed (1) to transfer its inter-est in the trackage governed by the Po-lo/Clinton Agreements, (2) to admit others to use the trackage governed by those agreements, and (3) to handle traffic for the account of others over the trackage governed by those agreements.


     Soo attaches its proposal, consisting of 2 supple-mental agreements amending the Polo and Clinton
     Agreements, to SOO-9. Soo attaches revised supple-mental agreements to SOO-10. In Soo's opinion, execution of these revised supplemental agreements before consummation of the control transaction would implement the Polo/Clinton condition without further
     Commission action.

(12) The examples given are excerpts only. The full text of Soo's proposal is found in Appendix A to this decision.

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     facilities governed by this Agreement without the consent of the other party; provided, however, that the party to which such tracks or facilities are sold, assigned or transferred shall agree in writing, without condition or reservation, to be bound by, and to assume the obligations of CNW or SOO (as applicable) with respect to such tracks or facilities under this Agreement.

          In order to incorporate both the termination of the contract provisions prohibiting Soo's admission of third parties to, and handling of traffic for the account of other carriers over, the subject trackage, Soo proposes to include the following provision in the Clinton Agreement:

     SOO and CNW each shall have the right to admit other parties to the use of the tracks and facilities governed by this Agreement, and to handle traffic for the account of other parties over the tracks and facilities governed by this Agreement.

          For each of the Polo Agreements, Soo proposes the follow-ing amending language to eliminate the current reciprocal restric-tions on third party access:

     CNW and SOO each shall have the right to admit other parties to the use of all or any part of the tracks and facilities governed by this Agreement without the consent of the other Party. CNW and SOO each shall have the right to handle traffic for the account of other parties over the tracks and facilities governed by this Agreement without the consent of the other party.

          Soo also notes that its proposal satisfies the Commission directive that termination of the veto power in the agreements be reciprocal. Both CNW and Soo would surrender their veto power under the Polo and Clinton Agreements. Soo proposes to ensure that the termination of the veto power shall take effect immediately upon consummation of UP/CNW common control by amending the ordering paragraphs of Decision No. 25 to direct CNW to execute and deliver to Soo the proposed supplements to the Polo and Clinton Agreements before consummation of the control transaction.

          Soo also suggests another allegedly necessary provision. Soo states that it fears that UP may challenge the condition before a reviewing court after it exercises the control authority which the Commission approved subject to Soo's requested condition. Soo notes that the Commission and the courts recognize that an applicant's consummation of a Commission approved merger or control transaction constitutes unequivocal acceptance of the conditions which the Commission attached as part of its approval of the transaction.(13) Therefore, Soo argues, if UP consummates control of CNW before completing judicial review proceedings, it cannot lawfully challenge the validity of the Polo/Clinton condition in such proceedings. Soo requests that the Commission inform UP that it cannot assume control authority while challenging the precondi-tions to the exercise of such authority.(14)

- ------------
(13) SOO-9 at 11, citing New Orleans & Northeastern Rail-road Co. v. Bozeman, 312 F.2d 264, 268 (5th Cir.
     1963); Great Northern Pacific & Burlington Lines,
     Inc. -- Merger -- Great Northern Railway Co., 348
     I.C.C. 821, 828 (1977), remanded on other grounds sub nom. Chicago, Milwaukee, St. Paul & Pacific
     Railroad Co. -- Trackage Rights  --  Louisville &
     Nashville Railroad Co., 342 I.C.C. 578, 584, aff'd sub nom. Louisville & Nashville Railroad Co. v.
     United States, 369 F. Supp. 621 (W.D. Ky.) (3-- judge court), aff'd mem., 414 U.S. 1105 (1973).

(14) The language suggested by Soo provides that "[c]onsummation of the common control of UP and CNW by the primary applicants, as authorized in this decision, shall constitute on the part of such primary applicants acquiescence in and irrevocable assent to the conditions stated in this decision."
     Soo notes that similar provisions have been included as conditions in other rail merger or control deci-sions. Soo-9 at 13, citing Norfolk & Western Rail-way Co. & New York, Chicago & St. Louis Railroad Co.
     -- Merger, 324 I.C.C. 1, 14 & (1964), modified on
     other grounds, 336 I.C.C. 148 (1969); North Western
     Employees Transportation Corp. -- Purchase -- Chica-go & North Western Railway Co., 342 I.C.C. 58, 100
     (1972); Louisville & Nashville Railroad Co. --
     Merger -- Monon Railroad, 338 I.C.C. 134, 200, 202
     (1970), aff'd sub nom. Louisville & Nashville Rail-road Co. v. United States, 369 F. Supp. 621 (W.D.
     Ky. 1973); Great Northern Pacific & Burlington
     Lines, Inc. -- Merger -- Great Northern Railway Co.,

     331 I.C.C. 228, 359 (1967), modified on other
     grounds, 331 I.C.C, 869, aff'd sub. nom. United
     States vs. United States, 296 F. Supp. 853 (D.D.C.
     1968) (3-judge court) aff'd, 396 U.S. 491 (1970).

          With regard to the primary applicants', proposal that admitting and admitted carriers be jointly and severally responsi-ble for "M&O" payments and liability associated with admitted traffic, Soo states that it does not oppose the principle. Soo includes implementing language in its revised supplements to the Polo and Clinton Agreements which it attaches to SOO-10.

          However, Soo is concerned about paragraph 4 of the prima-ry applicants' proposal, particularly with regard to the Clinton segment. According to Soo, in paragraph 4 the primary applicants are seeking to create a new basis for vetoing "seamless" service proposals which Soo might initiate, that basis being that the admission of another carrier's traffic would impede the primary applicants' own operations. Soo alleges that the parties discussed adopting such a provision in their negotiations, but that Soo did not agree to the terms set forth in Paragraph 4 of the primary applicants' proposals.

          Soo states that it is particularly concerned that the 35-trains-per-day threshold requested by the primary applicants might preclude the admission of a new carrier to the Clinton segment. According to Soo, the primary applicants have not stated the number of trains that now operate daily over the Clinton crossing: Soo
believes that the number might be at or near 35 per day.   Soo
asserts that the primary applicants have offered no evidence documenting the basis for their proposed maximum-train limitation, except for the allegation that their figure represents their assessment of the present capacity of the facilities. It is Soo's position that, without more evidence regarding the capacity of the Polo and Clinton segments and the number of trains currently operated thereon, the Commission should not impose operating restrictions that could serve no purpose other than to increase the primary applicants', veto power on the Polo and Clinton lines.(15)

- ------------
(15) In UP/CNW-133, the primary applicants respond to Soo's anxiety regarding this provision, stating that the conclusive presumption feature was added at Soo's request to the primary applicants' proposed terms for both the Polo and the Clinton facilities.
     The primary applicants state that they can delete the 35-trains-per-day provision if Soo prefers. The primary applicants add that it is their understand-ing that Soo does not quarrel with the basic propo-sitions that one party's admission of third rail-roads shall not impede the other party's ability to operate over the facility, and that improvements


                                           (continued...)

(15) (...continued)
     necessary to accommodate third railroads admitted by a party shall be paid for by that party.

                    DISCUSSION AND CONCLUSIONS

          When we granted Soo's request that UP-CNW common control be conditioned upon the modification of the Polo and Clinton agreements, we expected certain eventualities, which we described in our decision approving the proposed common control. In allowing the parties the opportunity to negotiate the implementation of the condition, it was our intention to give them as much latitude as possible, but we made clear our expectations that certain results would follow. Those expectations, found on p. 90 of Decision No. 25, were, essentially, that the settlement would incorporate the essence of the proposed corporation (as defined above); require reciprocal implementation; and provide that the CNW veto power would cease at the moment UP Rail, by converting to voting status its non-voting stock interest in the CNW holding company, takes control of CNW. We further defined the requirement of reciprocal implementation by stating in a footnote that identical treatment should be accorded to Soo's veto power on the Polo facility.

          It appears that the parties have made progress in agree-ing upon certain terms of the implementation of the condition. However, the geographic and carrier limitations proposed by the primary applicants cause contention between Soo and the primary
applicants.   A careful reading of Decision No. 25 should indicate
to the parties that we did not envision such limitations on the condition when we agreed that the condition was appropriate and directed the parties to negotiate the details of its implementa-tion. In discussing the Polo and Clinton facilities, at p. 89, we stated as follows:

     By and large, UP/CNW common control will have a procompetitive impact in the Upper Midwest-South Central corridor. The UP/CNW joint-line routing will become more efficient; UP and CNW will be able to innovate, and to improve the quality of the services they offer shippers. And, in typical pro-competitive fashion, the increased efficiency of the UP/CNW joint-line routing is likely to trigger competitive responses by other railroads operating in the Upper Midwest-South Central corridor.

     One important railroad operating at the north end of that corridor is Soo. It is not the only independent railroad operating at the north end of that corridor. And its Kansas city line, admittedly, is not the only independent line over which traffic in that corridor can be transported. But we think that Soo in general, and its Kansas City line in partic-ular, are an important part of the competitive response to the instant transaction that will be mounted by independent railroads operating in the Upper Midwest-South Central corridor.


          It is easy to perceive that the Commission based its concern about Soo's continued viability in the Upper Midwest-South Central corridor on the logic of the supposition that the combined UP/CNW system would have more incentive to use the veto power on the Polo and Clinton segments in that corridor. However, nowhere in tho preceding discussion did we indicate that lifting the veto power only for traffic moving within that corridor would be appropriate. We did not state that competitive responses would be effected by other railroads operating in the Upper Midwest-South Central corridor and only in that corridor. We noted that Soo's Kansas City line is particularly (not exclusively) important in the potential competitive response to the UP/CNW transaction that will be mounted by independent railroads operating in the Upper Midwest-South central corridor. However, we did not indicate that those independent railroads would be operating only in that corridor, or moving from one end of the corridor to the other and nowhere else.

          Language elsewhere in the decision indicates that we did not envision the carrier limitations which primary applicants are proposing. When we addressed whether or not the transaction would threaten Chicago, Central & Pacific's (CC&P's) essential services, and concluded that it would not, at p. 93, we stated:

     . . . CC&P is, to a certain extent, a feeder line, and it is therefore very much dependent on its connections with larger class I railroads. CC&P, by way of example, originates a good deal of grain, particularly in Iowa and in southern Minnesota. Such grain as CC&P cannot terminate on its own lines must necessarily be interchanged with another carrier. Potential interchange partners include, among others, UP, BN, KCS [footnote omitted], and Soo. These connections will continue to exist with common control, and CC&P can use then to its advantage (the Soo connection should improve with the elimina-tion of the CNW veto power on the Polo and Clinton facili-
     ties). It CC&P can provide efficient grain origination services, it will find that its several class I connections will be ready partners.

          This language demonstrates that we did not expect carrier restrictions on the condition, do not believe that such restric-tions embody the essence of the condition, and in fact expect a variety of creative competitive responses from Soo and its connections. We believe Soo argues persuasively that the restric-tions proposed by primary applicants in paragraph 2 of their proposal would unduly restrain Soo in crafting its competitive responses. We will not approve the territorial and carrier restrictions which the primary applicants advocate.

          The primary applicants argue vehemently that, without the restrictions they propose, the condition will be too broad and overreaching. We do not agree. Under our standards for imposing conditions, the anticompetitive problem leading to the condition .must be related to the proposed common control transaction. As the Commission articulated in Decision No. 25, it is. The common control of UP and CNW could lead to some circumstances where the combined entity could exercise the veto power when CNW alone would not have. Without the protective condition, this could interfere with competitive responses from other railroads, including Soo. There is a clear nexus between the transaction and the ameliorative condition. With that established, there is no rule that the condition must be the least restrictive possible: rather, it must be broad enough to rectify the competitive problem.

          We believe that Soo's supplemental agreements, as sub-mitted, adequately incorporate the essence of the imposed condi-tion, as instructed. Soo has included some details in those agreements which, while not central to the essence of the condi-tion, appear not to be controversial. These include the $3.15 per car rental fee on the Polo facility, certain provisions pertaining to liability associated with admitted traffic, and responsibility for M&O payments. We do not object to the inclusion of those provisions in the amendments to the Polo and Clinton Agreements.

          Soo's supplemental agreements do not address the possible impediment of CNW's use of the lines when Soo admits third parties onto the Polo and Clinton facilities, or the possible impediment of Soo's use of the line when CNW admits third parties onto the Polo facility. The primary applicants have stated their willingness to revise this proposed provision by deleting the 35train-per-day limitation. We will decline to order the parties to include a provision addressing the impediment of one party's operations when the other party admits third parties onto the line, as the record is insufficient to allow formulation of specific terms. And, we do not believe that such a provision is necessary to incorporate the essence of the proposed condition. Moreover, the parties have some agreement on the impropriety of one party impeding the other's operations, and we urge that they continue to work together to assure a workable arrangement. Indeed, we emphasize that, under our criteria for imposing conditions to remedy anticompetitive effects, a condition must be operationally feasible. UP/MP/WP, 366 I.C.C. at 565.

          Similarly, Soo does not appear to address compensation to be paid by third parties which it will admit onto the Clinton facility. As we do not believe that this is an essential detail and the record is insufficient to allow us to determine a specific amount, we will not take a position on appropriate compensation on the Clinton facility here.

          We are not persuaded of the necessity of Soo's proposed language stating that the primary applicants' consummation of the common control of UP and CNW shall constitute their irrevocable assent to the conditions stated in this decision. The primary applicants state that they object to the inclusion of such language, but do not contest the proposition that they must adhere to the Commission's conditions if they are to consummate the transaction. They argue that they should not be precluded from, at a later date, either (a) seeking the commission's leave to pursue judicial review on discrete issues related to the Soo condition while consummating the control transaction and adhering to the condition, or (b) seeking reopening on a ground set forth in 49 CFR 1115.4. (UP/CNW-133 at 7-8).

          We agree with the primary applicants on this issue. While it is true that the primary applicants' consummation of the transaction indicates their consent to abide by all conditions which the Commission imposed, it is common for the Commission or a reviewing court to revisit and modify conditions. Certain changes could occur that would make a reexamination appropriate in this instance. We decline to bind the primary applicants in the manner which Soo suggests.

          Soo's proposed supplemental agreements, attached as Appendix A to this decision, fully and adequately implement the condition requested by Soo and imposed by the Commission. We will direct the parties to execute the agreements at the time of or prior to consummation of UP/CNW common control.

          This action will not significantly affect either the quality of the human environment or the conservation of energy resources.

         It is ordered:

          1. CNW in directed to execute and deliver to Soo amendments to the Polo and Clinton agreements in the form set forth in Appendix A to this decision, before or at the time of the consummation of the common control of UP and CNW.

          2.  This decision is effective on the service date.

          By the Commission, Chairman Morgan, Vice Chairman Owen, and Commissioners Simmons and McDonald.

                                   Vernon A. Williams
                                        Secretary

(SEAL)

                            APPENDIX A

              FORM OF AMENDMENT TO CLINTON AGREEMENT

                      SUPPLEMENTAL AGREEMENT

          This SUPPLEMENTAL AGREEMENT (the "Agreement") dated as of ___________, 1995, by and between Chicago and North Western
Railway Company, a Delaware corporation ("CNW"), and Soo Line
Railroad Company, a Minnesota corporation ("SOO").

          WHEREAS, CNW and SOO are parties to that certain agree-ment dated as of August 1, 1982, by and between Chicago and North Western Transportation Company and Chicago, Milwaukee, St. Paul and Pacific Railroad Company governing Soo's use of approximately 1400 feet of CNW track in the vicinity of Clinton, Iowa (the "Clinton Agreement"); and

          WHEREAS, in a decision served on March 7, 1995, in Finance Docket No. 32133, Union Pacific Corporation, Union Pacific Railroad Company and Missouri Pacific Railroad Company -- Control -- Chicago and North Western Transportation Company and Chicago and North Western Railway Company, the Interstate Com-merce Commission ("ICC") ordered, as a condition upon its autho-rization of the control transaction at issue in that proceeding, that CNW and SOO modify certain provisions of the Clinton Agree-ment: and

          WHEREAS, CNW and S00 have agreed upon such modifica-tions to the Clinton Agreement;

          NOW THEREFORE, CNW and SOO, in consideration of the covenants and agreements herein contained and other good and valuable consideration, and intending to be legally bound, hereby agree as follows:

I.   Modification of the Clinton Agreement

          The parties hereby agree to delete the language of Sec-tion 15.1 of the Clinton Agreement in its entirety, and to substitute therefor the following language:

          "This Agreement shall be binding upon and inure to the benefit of the parties hereto, their respective succes-sors, lessees and assigns. CNW and SOO each shall have the right to sell, assign or transfer any interest or right given it under this Agreement without the consent of the other party. SOO and CNW each shall have the right to admit other parties to the use of the tracks and facilities governed by this Agreement, and to handle traffic for the account of other parties over the tracks and facilities governed by this Agreement. The cars, trains, equipment, lading and employees of any party admitted by SOO to the use of the tracks and facilities governed by this Agreement, and any equip-ment or lading handled by SOO for the account of anoth-er party over the tracks and facilities governed by this Agreement, shall, for purposes of this Agreement, be deemed the sole cars, trains, equipment, lading and employees of SOO. The cars, trains, equipment, lading and employees of any party admitted by CNW to the use of the tracks and facilities governed by this Agree-ment, and any equipment or lading handled by CNW for the account of another party over the tracks and fa-cilities governed by this Agreement, shall, for purpos-es of this Agreement be deemed the sole cars, trains, equipment, lading and employees of CNW. CNW or SOO (as applicable) shall be jointly and severally liable to SOO or CNW (as applicable) for all obligations of a party admitted by CNW or Soo (as applicable) under the terms of this Agreement. CNW or SOO (as applicable) shall collect all amounts due from a party admitted by it, and remit to SOO or CNW, (as applicable) any such amount due to it. However, CNW or SOO (as applicable) shall be free to proceed directly against the admitted Party for the payment of such sums owed to it pursuant to this Agreement."

II.  Effective Date

          This Supplemental Agreement shall be effective as of the date upon which the control transaction authorized by the ICC in Finance Docket No. 32133 referenced above is consummated, whether by the conversion of the non-voting shares of Chicago and North Western Transportation Company currently held by UP Rail, Inc. to voting shares or by any other means.

         IN WITNESS WHEREOF, the parties hereto have caused this agreement to be duly executed as of the date first above written.

                              CHICAGO AND NORTH WESTERN
                              RAILWAY COMPANY

                              By:______________________

                              SOO LINE RAILROAD COMPANY

                              By:______________________

               FORM QF AMENDMENT TO POLO AGREEMENTS

                      SUPPLEMENTAL AGREEMENT

          This SUPPLEMENTAL AGREEMENT (the "Agreement") dated as of _________, 1995, by and between Chicago and North Western
Railway Company, a Delaware corporation ("CNW"), and Soo Line
Railroad Company, a Minnesota corporation ("SOO").

          WHEREAS, CNW and SOO are parties to that certain agreement dated as of August 1, 1931, by and between Chicago, Milwaukee, St. Paul and Pacific Railroad Company and the St. Paul and Kansas City Short Line Railroad Company (the "1931 Agree-ment"), and that certain supplemental agreement dated as of June 1, 1945 by and between Henry A. Scandrett, Walter B. Cummings and George T. Haight, Trustees of the property of Chicago, Milwaukee, St. Paul and Pacific Railroad Company, and Joseph B. Fleming and Aaron Colnon, Trustees of the Estate of The Chicago, Rock Island and Pacific Railway Company (the "1945 Agreement") (which agree-ments are referred to collectively hereinafter as the "Polo Line Agreements"); and

          WHEREAS, in a decision served on March 7, 1995, in Fi-nance Docket No. 32133, Union Pacific Corporation, Union Pacific Railroad Company and Missouri Pacific Railroad Company -- Control
- -- Chicago and North Western Transportation Company and Chicago and North Western Railway Company, the Interstate Commerce Commission ("ICC") ordered, as a condition upon its authorization of the control transaction at issue in that proceeding, that CNW and SOO modify certain provisions of the Polo Line Agreements; and

          WHEREAS, CNW and SOO have agreed upon such modifica-tions to the Polo Line Agreements:

          NOW THEREFORE, CNW and SOO, in consideration of the covenants and agreements herein contained and other good and valuable consideration, and intending to be legally bound, hereby agree as follows:

I.   Modification of the 1931 Agreement

          The parties hereby agree to delete the language of
Article IX, Section 4 of the 1931 Agreement in its entirety, and to substitute therefor the following language:

          "CNW and SOO each shall have the right to sell, assign or transfer all or any part of its interest in the tracks and facilities governed by this Agreement with-out the consent of the other party; provided, however, that the party to which such tracks or facilities are sold, assigned or transferred shall agree in writing, without condition or reservation, to be bound by, and to assume the obligations of CNW or SOO (as applicable) with respect to such tracks or facilities under, this Agreement. CNW and SOO each shall have the right to admit other par-ties to the use of all or any part of the tracks and facilities governed by this Agreement without the consent of the other party. CNW and SOO each shall have the right to handle traffic for the account of other parties over the tracks and facilities governed by this Agreement without the consent of the other party. The cars, trains, equipment and employees of any party admitted by CNW to the use of the tracks and facilities governed by this Agreement, and any cars, trains or equipment handled by CNW for the ac-count of another party over the tracks and facilities governed by this Agreement, shall, for purposes of this Agreement, be deemed the cars, trains, equipment and employees of CNW. The cars, trains, equipment and em-ployees of any party admitted by SOO to the use of the tracks and facilities governed by this Agreement, and any cars, trains or equipment handled by SOO for the account of another party over the tracks and facilities governed by this Agreement, shall, for purposes of this Agreement, be deemed the cars, trains, equipment and employees of SOO. For traffic of another party that CNW or SOO admits to the tracks and facilities governed by this Agreement via trackage rights or haulage, the party whose traffic is so admitted shall pay an in-terest rental fee of $3.15 per car, escalated using RCAF (unadjusted), any successor index, or, if there is no successor index, an index mutually agreed upon by CNW and SOO. For all cars moving over the southernmost line of the joint facility between Polo and Birmingham, MO, the interest rental fee shall be payable to SOO. For all cars moving over the northernmost line of the joint facility between Polo and Birmingham, MO, the interest rental fee shall be payable to CNW. CNW or SOO (as applicable) shall be jointly and severally liable to SOO or CNW (as applicable) for all obliga-tions of a party admitted by CNW or SOO (as applicable) under the terms of this Agreement. CNW or SOO (as ap-plicable) shall collect all amounts due from a party admitted by it, and remit to SOO or CNW (as applicable) any such amount due to it. However, CNW or SOO (as applicable) shall be free to proceed directly against the admitted party for the payment of such sums owed to it pursuant to this Agreement."

II.  Modification of the 1945 Agreement


          The parties hereby agree to delete the language of
Article 1, section 2 of the 1945 Agreement in its entirety, and to substitute therefor the following language:

          "CNW and SOO each shall have the right to sell, assign or transfer all or any part of its interest in the tracks and facilities constituting the Joint Lines without the consent of the other party; provided, however, that the party to which such tracks or facili-ties are sold, assigned or transferred shall agree in writing, without condition or reservation, to be bound by, and to assume the obligations of CNW or S00 (as applicable) with respect to such tracks or facilities under, this Agreement. CNW and SOO each snail have the right to admit other parties to the use of all or any part of the Joint Lines without the consent of the other party. CNW and SOO each shall have the right to handle traffic for the account of other parties over the Joint Lines without the consent of the other party. The cars, trains, equipment and employees of any party admitted by CNW to the use of the Joint Lines, and any cars, trains or equipment handled by CNW for the ac-count of another party over the Joint Lines, shall, for purposes of this Agreement, be deemed the cars, trains and employees of CNW. The cars, trains, equipment and employees of any party admitted by SOO to the use of the Joint Lines, and any cars, trains or equipment handled by SOO for the account of another party ever the Joint Lines, shall, for purposes of this Agreement, be deemed the cars, trains, equipment and employees of SOO. CNW or SOO (as applicable) shall be jointly and severally liable to SOO or CNW (as applicable) for all obligations of a party admitted by CNW or SOO (as applicable) under the terms of this Agreement. CNW or SOO (as applicable) shall collect all amounts due from a party admitted by it, and remit to SOO or CNW (as applicable) any such amount due to it. However, CNW or Soo (as applicable) shall be free to proceed directly against the admitted party for the payment of such sums owed to it pursuant to this Agreement."

III. Effective Date

          This Supplemental Agreement shall be effective as of the date upon which the control transaction authorized by the ICC In Finance Docket NO. 32133 referenced above is consummated, whether by the conversion of the non-voting shares of Chicago and North Western Transportation Company currently held by UP Rail, Inc. to voting shares or by any other means.



          IN WITNESS WHEREOF, the parties hereto have caused this agreement to be duly executed an of the date first above written.

                              CHICAGO AND NORTH WESTERN
                              RAILWAY COMPANY

                              By:______________________

                              SOO LINE RAILROAD COMPANY

                              By:______________________